Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or type responses)
1. Name and Address of Reporting Person* Kelly, Phillip E. (Last) (First) (Middle) Unit 501, AXA Centre, 151 Gloucester Road (Street) Wanchai, Hong Kong (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 07/03/2001	4. Issuer Name and Ticker or Trading Symbol VSOURCE, INC. (VSRC)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___10% Owner _X_ Officer (give ___ Other (specify title below) below) Chief Executive Officer	6. If Amendment, Date of Original (Month/Day/Year) 06-22-2001
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	175,916 (1)	I
Common Stock	217,079 (1)	I	(1)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Convertible Promissory Note of NetCel360.com Ltd	(2)	(2)	(2)		(2)	D	n/a
Convertible Promissory Note of Vsource Inc.	(3)	(3)	(3)		(3)	D	n/a
Explanation of Responses: (1) See Attachment 1 (2) See Attachment 2 (3) See Attachment 3
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Phillip E. Kelly **Signature of Reporting Person	08/09/2001 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Phillip E. Kelly Form 3/A--Attachment 1

Pursuant to an Acquisition Agreement dated as of May 24, 2001, as amended (the "Acquisition Agreement"), Vsource, Inc. (the "Issuer") consummated the acquisition of substantially all of the assets of NetCel360 Holdings Limited ("NetCel360"), pursuant to which the Issuer was to issue and deliver 3,709,699 shares of Common Stock to NetCel360 as consideration for such assets.  In accordance with the terms of the Acquisition Agreement, 2,774,213 of those shares of Common Stock were issued and delivered to NetCel360 on June 22, 2001, and subject to any claims of indemnification the Issuer may make under the Acquisition Agreement, the remaining 935,486 shares of Common Stock will be issued and delivered to NetCel360 on or before December 22, 2001.

Mr. Kelly is a direct and indirect beneficial owner of NetCel360.  The number of shares of the Issuer attributable to Mr. Kelly's direct and indirect beneficial ownership of NetCel360 are based on the 2,774,213 shares of Common Stock issued to NetCel360 on June 22, 2001, as the actual number of shares of Common Stock that will be issued on December 22, 2001 is at this time unknown and is not within the control of Mr. Kelly to determine.

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Phillip E. Kelly Form 3/A--Attachment 2

As a part of the acquisition of the assets of NetCel360 by the Issuer under the Acquisition Agreement, the Issuer assumed NetCel360's obligations under an Amended and Restated Bridge Loan Agreement dated as of May 24, 2001, as amended (the "Bridge Loan Agreement").  Under the Bridge Loan Agreement, the Issuer guarantees the obligations of NetCel360.com Ltd. (the "Borrower"), a wholly-owned subsidiary of the Issuer, under the Bridge Loan Agreement.  The Bridge Loan Agreement also provides that the Borrower may, at its sole discretion, at any time prior to December 15, 2001, elect to discharge all of its obligations with respect to the "Tranche A" loans thereunder by delivery of a number of shares of Common Stock equal to the then-outstanding principal amount and interest of such Tranche A loans divided by $0.20.  The $0.20 exchange factor described in the immediately preceding sentence is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below such $0.10 per share.

Mr. Kelly is a Tranche A lender under the Bridge Loan Agreement with respect to $920,487 original principal amount of Tranche A loans. Unless previously paid or discharged, the loans under the Bridge Loan Agreement mature on December 31, 2001. Because the issuance of shares of Common Stock of the Issuer to discharge the loans under the Bridge Loan Agreement is solely within the discretion of the Borrower, and because the Issuer must obtain shareholder approval in order to issue such shares of Common Stock, Mr. Kelly does not currently beneficially own any of such shares and none of such shares are reported at this time in this Form 3.  If on June 22, 2001 the Borrower were to discharge its obligations to Mr. Kelly under the Bridge Loan Agreement by delivering shares of Common Stock, Mr. Kelly would receive 4,647,828 shares of Common Stock.

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Phillip E. Kelly Form 3/A--Attachment 3

Pursuant to a Convertible Note Purchase Agreement dated as of June 25, 2001 (the "Series A Purchase Agreement"), the Issuer issued $4,556,445 in original principal amount of convertible promissory notes ("Series A Notes"), with the terms described below.  Mr. Kelly purchased one of the Series A Notes issued on June 25, 2001, in the original principal amount of $767,414 by surrendering a loan under the Bridge Loan Agreement.  Unless previously paid or discharged, the Series A Notes mature on June 30, 2003.

At any time, a holder of a Series A Note may elect to convert the Series A Note into a number of shares of Series 3-A Preferred Stock of the Issuer determined by dividing the outstanding principal and interest on the Series A Note by $60.  All Series A Notes shall be automatically so converted upon the election of the holders of Series A Notes representing 75% of the outstanding principal amount of all then-outstanding Series A Notes.   The $60 conversion price described above is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, and (c) recapitalizations, reclassification or exchange.

Subject to the Conversion Conditions (as defined below), each share of Series 3-A Preferred Stock to be issued upon conversion of a Series A Note is initially convertible at the option of the holder thereof into a number of shares of Common Stock determined by dividing the sum of $60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock by $0.10, subject to adjustment in certain circumstances.  Each share of Series 3-A Preferred Stock will automatically be converted into shares of Common Stock at the election of the holders of 75% of the outstanding shares of the Issuer's Series 3-A Preferred Stock.  The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares by the Issuer below the conversion price of the shares of Series 3-A Preferred Stock.  The "Conversion Conditions" are that either (i) there is an effective amendment to the Issuer's certificate of incorporation increasing the authorized shares of Common Stock of the Issuer to at least 200 million shares and that stockholders of the Issuer have approved the issuance of shares of Common Stock upon conversion of the Series 3-A Preferred Stock; or (ii) the Issuer has decided not to seek such approvals and the Issuer has received an opinion of counsel, which has not been withdrawn, to the effect that (x) such approval is not required for the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock; (y) such shares of Common Stock, when issued, will be fully paid, validly issued and non-assessable; and (z) such issuance would not violate the rules or regulations of any securities exchange or market on which any of the Issuer's securities are then listed, if any.

If on June 25, 2001 Mr. Kelly elected to convert the Series A Note held by him into shares of Series 3-A Preferred Stock, he would receive 12,790 shares of Series 3-A Preferred Stock.  Because the issuance of shares of Common Stock of the Issuer upon conversion of the Series 3-A Preferred Stock which may be received by Mr. Kelly upon conversion of the Series A Note held by Mr. Kelly is subject to the Conversion Conditions, which are beyond the control of Mr. Kelly, Mr. Kelly does not currently beneficially own any of such shares of Common Stock and none of such shares are reported at this time in this Form 3.  If on June 25, 2001 the Issuer had satisfied the Conversion Conditions and Mr. Kelly elected to convert all of the shares of Series 3-A Preferred Stock which may be received by him upon conversion of the Series A Note held by him, Mr. Kelly would receive 7,674,000 shares of Common Stock.

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